Exhibit 10.3

FORM OF
SEPARATION AGREEMENT AND GENERAL RELEASE

This Separation Agreement and General Release (“Agreement and Release”) is made and entered into by and among [NAME] (“Employee”), Tellurian Services LLC (the “Employer”), and Tellurian Inc. (the “Company”) (together, the “Parties”).

WHEREAS, Employee is a participant in the Tellurian Inc. Executive Severance Plan (as amended, the “Plan”), which governs the terms and conditions applicable to Employee’s termination of employment under certain circumstances;

WHEREAS, pursuant to the terms of the Plan, the Company has agreed to provide Employee certain benefits and payments under the terms and conditions specified therein, provided that Employee has executed and not revoked a general release of claims in favor of the Company;

WHEREAS, on July 21, 2024, the Company entered into an Agreement and Plan of Merger with Woodside Energy Holdings (NA) LLC (“Parent”) and Woodside Energy (Transitory) Inc., a wholly owned subsidiary of Parent (“Merger Sub”) (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a direct, wholly owned subsidiary of Parent;

WHEREAS, in connection with entering into the Merger Agreement, the Parties entered into that certain CIP Award Amendment Letter, dated as of [DATE] (the “CIP Amendment Letter”), pursuant to which Employee’s employment shall be terminated by the Employer immediately following the consummation of the Merger, and such termination of employment shall be deemed to be a Termination without Cause (as defined in Employee’s Construction Incentive Award Agreement) for purposes of [the Change of Control section of Employee’s Construction Incentive Award Agreement and] all [other] applicable plans, agreements and arrangements, including, but not limited to, the Plan;

WHEREAS, in accordance with the CIP Amendment Letter, Employee’s employment with the Employer is being terminated effective October 8, 2024 (the “Separation Date”); and

WHEREAS, the Parties wish to terminate their relationship amicably and to resolve, fully and finally, all actual and potential claims and disputes relating to Employee’s employment with and termination from the Company and all other relationships between Employee and the Company, up to and including the date of execution of this Agreement and Release.

NOW, THEREFORE, in consideration of the foregoing and the promises and mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are expressly acknowledged, the Parties, intending to be legally bound, agree as follows:

1.            Consideration by the Company. As consideration for this Agreement and Release, subject to and conditioned upon Employee’s (x) continued compliance with all confidentiality obligations and restrictive covenants to which Employee is subject, (y) timely execution and delivery (without revocation) to the Company of this Agreement and Release within forty-five (45) days after delivery of this Agreement and Release by the Company and (z) continued compliance with all terms and conditions of this Agreement and Release, the Company shall pay or provide the following in full satisfaction of the Company’s obligations to Employee under the Plan (collectively, the “Severance”):

(a)	Cash severance in an aggregate amount equal to $[●] (which represents 100% of Employee’s Base Salary (as defined in the Plan) in effect as of the Separation Date), payable in a single lump on [DATE] (the “Payment Date”);

(b)	An additional cash amount equal to $[●] (which represents 100% of Employee’s Target STI Amount (as defined in the Plan) in effect as of the Separation Date for the 2024 fiscal year), payable in a single lump sum on the Payment Date;

(c)	Subject to Employee’s timely election of continuation coverage under COBRA (as defined in the Plan), the Company shall subsidize and cover the full cost of COBRA coverage for Employee’s and Employee’s eligible dependents for eighteen (18) months; provided, however, that the foregoing subsidy shall immediately cease on the date on which Employee obtains other employment that offers group health benefits, irrespective of whether Employee elects to be covered under such group health benefits (the “Benefits Continuation Period”); and

(d)	Outplacement services with a provider of the Company’s choice at a level commensurate with Employee’s position for the period of eighteen (18) months following the Separation Date.

Notwithstanding the foregoing, (i) the Company’s obligations under Section 1(a) through (d) will be excused if Employee breaches any of the provisions of the Plan, including, without limitation, ARTICLE VIII thereof, or any other agreement between the Company, the Employer or their respective Affiliates and Employee, and (ii) in the event that the Company determines in its sole discretion that the provision of the COBRA subsidy provided under Section 1(c) cannot be provided without potentially violating applicable law, or the provision of the subsidy under Section 1(c) would subject the Company, the Employer or any of their respective Affiliates or Employee to a material tax or penalty, Employee shall be provided, in lieu of the COBRA subsidy, with a taxable monthly payment in an amount equal to the monthly premium that Employee would be required to pay to continue Employee and his or her covered dependents’ group health benefit coverages under COBRA as then in effect (which amount shall be based on the premiums for the first month of COBRA coverage) for the remainder of the applicable Benefits Continuation Period. Employee acknowledges and agrees that the Severance constitutes consideration beyond that which the Company would be obligated to provide, or Employee would be entitled to receive, but for the mutual covenants set forth in this Agreement and Release and the covenants contained in the Plan and any other relevant agreements between the Company and Employee.

2.            Release by Employee. In consideration of the Company’s promise to provide the Severance and other consideration, and in lieu of any other benefits, as a full and final settlement, Employee releases and discharges the Company, the Employer, and all of their respective past, present, and future officers, directors, principals, agents, employees, parents, shareholders, partners, subsidiaries, holding companies, affiliates, predecessors, successors, assigns, insurers, compensation and benefit plans and administrators, trustees, fiduciaries, and insurers of such compensation and benefit plans, including, for avoidance of doubt, Parent and all of Parent’s affiliated entities, from any and all claims and causes of action (except for claims arising specifically from a breach of this Agreement and Release), whether known or unknown, arising out of or related to Employee’s employment or termination of employment and any other events or transactions that precede the date of execution of this Agreement and Release. The persons and entities released in the foregoing sentence shall be referred to collectively as the “Released Parties”. The claims and causes of action released by Employee include, but are not limited to, the following: contract claims; claims for salary, benefits, bonuses, severance pay, workers’ compensation claims, to the extent permitted by applicable law, commissions, or vacation pay; claims sounding in negligence or tort; fraud claims; claims for medical bills; all matters in law, in equity, or pursuant to statute, including damages, attorneys’ fees, costs, and expenses; and, without limiting the generality of the foregoing, to all claims, including, but not limited to, those arising under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967 (29 U.S.C. § 626, et seq., as amended) (the “ADEA”), the Older Workers’ Benefit Protection Act (the “OWBPA”), the Equal Pay Act, the Consolidated Omnibus Budget Reconciliation Act, the Employee Retirement Income Security Act of 1974, as amended, the Civil Rights Act of 1991, the Family and Medical Leave Act of 1993, and the Americans with Disabilities Act of 1990, the Genetic Information Nondiscrimination Act, the Occupational Safety & Health Act, the Worker Adjustment and Retraining Notification Act of 1988, the Dodd–Frank Wall Street Reform and Consumer Protection Act, the National Labor Relations Act, Section 1981 of the Civil Rights Act of 1866, the Sarbanes Oxley Act of 2002, the Texas Labor Code as amended (including the Texas Commission on Human Rights Act, Tex. Lab. Code § 21.001 et seq., the Texas Equal Work, Equal Pay Law, Tex. Gov’t Code Ann. § 659.001, Texas Whistleblower Protection Law, Tex. Gov’t Code Ann. § 554.002, Texas Worker’s Compensation Retaliation Law, Tex. Lab. Code Ann. § 451.001, Texas Blacklisting Law, Tex. Lab. Code Ann. § 52.031, Texas Payment of Wages Law, Tex. Lab. Code Ann. § 61.011 et seq., Texas Minimum Wage Law, Tex. Lab. Code Ann. § 62.051 et seq., Texas AIDS Testing Law, Tex. Health & Safety Code Ann. § 81.101 et seq.) and any other federal, state, or local law, statute, or ordinance affecting Employee’s employment with any of the Released Parties.

This Agreement and Release does not apply to any claims or rights that may arise after the date Employee signs this Agreement and Release, to payments owed to Employee pursuant to Section 3 below, vested rights under the Company’s employee benefit plans, if any, and as applicable, or to claims that the controlling law clearly states may not be released by agreement.

3.            Effect on CIP Award, Equity and Equity-Based Awards; 2024 STI.

(a)	In accordance with the CIP Amendment Letter, Employee’s Reduced Award (as defined in the CIP Amendment Letter) in an amount equal to $[●] (the “CIP Award Payment”) shall immediately vest in full [as of the Separation Date] and become payable on the [Payment Date] [Separation Date] [earlier of (i) the Company’s first business day that is more than six (6) months following the Separation Date or (ii) the date of the Employee’s death (as applicable, the “CIP Award Payment Date”) pursuant to the Company’s determination that Employee is a “specified employee” pursuant to Section 409A(a)(2)(B)(i) of the Code as of the Separation Date and that the CIP Award Payment is “nonqualified deferred compensation” subject to Section 409A that is payable on a separation from service (as defined in the Plan)].

(b)	[In accordance with the Merger Agreement, Employee’s [NUMBER] shares of Restricted Stock (as defined in the 2016 Plan) granted under the Tellurian Inc. Amended and Restated 2016 Omnibus Incentive Compensation Plan (as amended, the “2016 Plan”) shall become fully vested and cancelled as of the Separation Date and converted into the right to receive an amount in cash equal to $[●], payable in a lump sum on the Separation Date].

(c)	[In accordance with the Merger Agreement, Employee’s [NUMBER] Restricted Stock Units (as defined in the 2016 Plan) granted under the 2016 Plan shall become fully vested and cancelled as of the Separation Date and converted into the right to receive an amount in cash equal to $[●], [payable in a lump sum on the [Separation Date]/[CIP Award Payment Date pursuant to the Company’s determination that Employee is a “specified employee” pursuant to Section 409A(a)(2)(B)(i) of the Code as of the Separation Date and the Restricted Stock Units are “nonqualified deferred compensation” subject to Section 409A that is payable on a separation from service]][$200,000 of which in respect of the Restricted Stock Units granted on November 30, 2021 shall be payable in a lump sum on the Separation Date and $100,000 of which in respect of the Restricted Stock Units granted on July 28, 2020 (the “2020 RSUs”) shall be payable in a lump sum on the CIP Award Payment Date pursuant to the Company’s determination that Employee is a “specified employee” pursuant to Section 409A(a)(2)(B)(i) of the Code as of the Separation Date and that the 2020 RSUs are “nonqualified deferred compensation” subject to Section 409A that is payable on a separation from service].

(d)	[In accordance with the Merger Agreement, each of Employee’s [NUMBER] tracking units (the “Tracking Units”) granted under the Tellurian Inc. Incentive Compensation Program pursuant to that certain Long Term Incentive Award Agreement, effective as of February 24, 2023 (the “LTI Award Agreement”), shall automatically be canceled and converted as of the Separation Date into the right (each, a “Converted Tracking Unit” and, collectively, the “Converted Tracking Units”) to receive from the Company, upon vesting and settlement of the Converted Tracking Units a lump-sum amount in cash, without interest, equal to $[●]. Each Converted Tracking Unit shall remain subject to the same terms and conditions (including, as applicable, vesting (including any performance-based conditions) and forfeiture terms) as were applicable to the Tracking Units immediately prior to the consummation of the Merger (except for administrative changes that are not adverse to Employee); provided, that, this Agreement and Release shall satisfy the Release Requirement (as defined in the LTI Award Agreement)].

(e)	In accordance with the CIP Amendment Letter, Employee shall be eligible to receive Employee’s Short Term Incentive Award (as defined in the Tellurian Inc. Incentive Compensation Program) for the 2024 fiscal year, in the amount determined by the Company in its sole discretion, payable at the time bonuses are paid to other employees of the Company in accordance with the terms of the Tellurian Inc. Incentive Compensation Program (disregarding, for the avoidance of doubt, the continuing service requirement).

4.            Consideration Period and Effective Date. By signing this Agreement and Release, Employee expressly acknowledges, represents, and warrants that: this Agreement and Release is written in a manner understood by Employee and that Employee in fact understands the terms, conditions, significance, and final and binding effect of this Agreement and Release; no other promises or representations were made to Employee, other than those set forth in this Agreement and Release; Employee is fully competent to manage Employee’s business and personal affairs; Employee understands this Agreement and Release contains a waiver and release of all known and unknown claims; Employee has executed this Agreement and Release knowingly and voluntarily, without duress or coercion, and with an intent to be bound by this Agreement and Release; and Employee has full power and authority to release Employee’s claims as set forth herein and has not assigned any such claims to any other individual or entity.

Employee acknowledges that this Agreement and Release includes a release covering all legal rights or claims under the ADEA, and all other federal, state, or local laws regarding age discrimination and all other forms of discrimination or harassment, whether those claims are presently known to Employee or hereafter discovered. Employee is not releasing any right or claim Employee may have under the ADEA which first arises after the date employee signs this Agreement. In accordance with the ADEA and the OWBPA, attached as Exhibit A of this Agreement and Release is additional information regarding all individuals considered and selected for termination as part of the “group termination program,” as defined by the OWBPA. Employee acknowledges that Employee has reviewed Exhibit A prior to executing this Agreement and Release.

In accordance with the ADEA and OWBPA, Employee is being provided with a period of forty-five (45) days to consider the terms of this Agreement and Release and that Employee may elect, in Employee’s sole discretion, to waive that period and execute this Agreement and Release sooner, provided, however, that Employee may not execute this Agreement and Release earlier than the Separation Date.

Employee acknowledges that if Employee does not execute and return this Agreement and Release within forty-five (45) days following receipt, this Agreement and Release shall be considered rejected by Employee and the Company shall not be obligated to deliver (or cause to be delivered) any portion of the Severance [or the CIP Award Payment] to Employee. Employee further acknowledges that, in order to be eligible to receive the Severance [and the CIP Award Payment], which Employee acknowledges is in addition to anything of value to which Employee is already entitled, Employee must (a) properly complete, sign, and return the fully executed original of this Agreement and Release, (b) not revoke this Agreement and Release during the seven (7) calendar days following the date Employee signs it, and (c) and comply with its terms. Employee understands and agrees that any changes to this Agreement and Release, whether material or immaterial, do not restart the running of the forty-five (45)-day period. Employee is hereby advised, and acknowledges being advised, to consult with an attorney prior to executing this Agreement and Release, and in executing and returning this Agreement and Release, Employee acknowledges that Employee has done so to the extent Employee so desired.

Employee may revoke Employee’s execution of this Agreement and Release during the seven (7) calendar days following the date Employee signs it, and this release and waiver shall not become effective or enforceable until such revocation period has expired (the “Effective Date”). Employee also understands and agrees that any attempt to revoke this Agreement and Release after this seven (7)-day revocation period has expired is, or will be, ineffective. Employee further understands and agrees that if Employee timely revokes this Agreement and Release during the seven (7)-day revocation period, this Agreement and Release will be null and void and of no force or effect, and Employee will not be entitled to the Severance pursuant to this Agreement and Release.

5.            Acknowledgments. Employee acknowledges and agrees that Employee has: (a) received all compensation due to Employee as a result of services performed for any of the Released Parties, including, but not limited to, all overtime payments; (b) reported to the Company any and all work-related injuries incurred by Employee while performing services for any of the Released Parties; and (c) been properly provided any leave of absence because of Employee’s health condition, a family member’s health condition, or a workplace injury and that Employee has not been subjected to any improper treatment, conduct, retaliation, or actions due to a request for or taking such leave. Employee acknowledges and agrees that the payments and other benefits provided under this Agreement and Release: (i) are in full discharge of any and all liabilities and obligations of the Company to Employee, monetarily or otherwise, and (ii) exceed any payment, benefit, or other thing of value to which Employee might otherwise be entitled under any policy, plan or procedure of the Company and/or any agreement between Employee and the Company. Employee represents and warrants that, as of the Separation Date, Employee shall have returned to the Company all property belonging to the Company, and any copies of any property of the Company. Employee acknowledges and agrees that, as of the Separation Date, Employee shall be deemed to have resigned from any and all offices Employee may have with the Company or its affiliates.

Employee acknowledges and agrees that in the event of any violation by Employee of any of the material terms of this Agreement and Release, any unpaid portion of the Severance [or CIP Award Payment] will not become payable and will be forfeited to the Company without consideration as of the date of such violation. Further, the Parties agree that that any violation of any term of this Agreement and Release shall not affect the remainder of this Agreement and Release, which shall continue to be binding and valid and given full effect. For the sake of clarity, no violation of any provision of this Agreement and Release by Employee shall relieve, or shall be deemed to relieve, Employee’s obligations under any other provision of this Agreement and Release or otherwise.

Employee acknowledges and agrees that Employee continues to be bound by the obligations set forth in ARTICLE VIII of the Plan following the Effective Date and that such obligations may be enforced against Employee as set forth in the Plan.

6.            No Filing of Lawsuit or Other Claim. Other than as provided in Section 9 of this Agreement and Release, Employee agrees, promises, and covenants that neither Employee nor any person, organization, or other entity acting on Employee’s behalf, has or will file a lawsuit, charge, or claim against any of the Released Parties and that Employee will not participate as a party in any action for damages against any of the Released Parties involving any matter occurring in the past up to the date of this Agreement and Release or involving any claims, demands, causes of action, obligations, damages, or liabilities that are the subject of this Agreement and Release. If, notwithstanding this representation and warranty, Employee has filed or files such a claim, Employee agrees to cause such claim to be dismissed with prejudice and shall pay any and all costs required in obtaining dismissal of such claim, including without limitation the attorneys’ fees and expenses of any of the parties against whom such a claim has been filed.

7.            No Admission of Liability. Neither this Agreement and Release nor anything contained herein shall be construed as an admission by any of the Released Parties that they have in any respect violated or abridged any federal, state, or local law or any right or obligation that they, collectively or individually, may owe or may have owed to Employee. This Agreement and Release will not be admissible in any proceedings other than a proceeding for breach of the terms contained herein.

8.            Confidentiality of Agreement and Release. Subject to Section 9 below, Employee agrees that Employee shall keep the existence and terms of this Agreement and Release confidential and that Employee will not disclose, directly or indirectly, the existence or terms of this Agreement and Release to any third parties, except that Employee may disclose the existence or terms of this Agreement and Release to Employee’s legal and tax advisors and Employee’s spouse, and as to all such persons to whom disclosure is made, the disclosure must be made with the condition that the persons receiving such information maintain the information in strict confidence. Employee specifically agrees not to disclose the existence or terms of this Agreement and Release to any present or former employees or employees of the Released Parties and to make no comment, either generally or specifically, regarding the Severance offered under Section 1, or the other terms of the Agreement and Release. Nothing in this Section is intended to preclude the Parties from disclosing the existence and terms of this Agreement and Release as necessary to enforce its terms or in connection with a claim for breach of this Agreement and Release. In the event that Employee breaches this confidentiality provision, the Company shall have the right to recover from Employee liquidated damages in the amount of $1,000.00 per breach.

9.            Reports to Government Entities. Nothing in this Agreement and Release, including the No Filing of Lawsuit or Other Claim clause in Section 6, the Confidentiality of Agreement and Release clause in Section 8 or the Non-Disparagement clause in Section 10, restricts or prohibits Employee from initiating communications directly with, responding to any inquiries from, providing testimony before, providing confidential information to, reporting possible violations of law or regulation to, or from filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including the U.S. Equal Employment Opportunity Commission, the U.S. Department of Labor, the U.S. National Labor Relations Board, the U.S. Department of Justice, the U.S. Securities and Exchange Commission, the U.S. Congress, and any agency Inspector General (collectively, the “Regulators”), from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation, or from engaging in any protected rights Employee may have under Section 7 of the National Labor Relations Act. However, to the maximum extent permitted by law, Employee is waiving Employee’s right to receive any individual monetary relief from the Company or any of the Released Parties resulting from such claims or conduct, regardless of whether Employee or another party has filed them, and in the event Employee obtains such monetary relief, the Company will be entitled to an offset for the payments made pursuant to this Agreement and Release. This Agreement and Release does not limit Employee’s right to receive an award from any Regulator that provides awards for providing information relating to a potential violation of law. Employee does not need the prior authorization of the Company to engage in conduct protected by this Section 9, and Employee does not need to notify the Company that Employee has engaged in any such conduct.

Employee shall not be subject to criminal or civil liability under any Federal or State trade secret law for the disclosure of any Company trade secret: (i) in confidence to a Federal, State or local government official, either directly or indirectly, or to an attorney in confidence solely for the purpose of reporting or investigating a suspected violation of law; (ii) in a complaint or other document filed in a lawsuit or other proceeding, provided that any complaint or document containing the trade secret is filed under seal; or (iii) to an attorney representing Employee in a lawsuit for retaliation by the Company for reporting a suspected violation of law or to use the trade secret information in that court proceeding, provided that any document containing the trade secret is filed under seal and Employee does not disclose the trade secret, except pursuant to court order.

10.          Non-Disparagement. Subject to Section 9 above, Employee agrees not to commit any act or make any statement, written or oral, that is, or could reasonably be interpreted as, detrimental to the business, reputation, or goodwill of the Company or the Released Parties, including disparaging or embarrassing the Company or the Released Parties or their officers, directors, agents, attorneys, and/or other personnel or employees. Promptly following the Separation Date, the Company will instruct its executive officers and will cause the members of its Board of Directors to not, directly or indirectly, engage or encourage others to engage in any form of conduct, or make, publish or communicate to any person or entity, orally or in writing, any negative or disparaging remarks, comments, or statements about Employee, and the Company agrees that it will not disparage Employee in any official statement or press release. Nothing in this Section 10 shall prevent Employee or the Company or the Employer, as applicable, from providing truthful testimony in response to a subpoena or court order or otherwise complying with this Agreement and Release.

11.          Cooperation with Litigation. Employee agrees to cooperate with and be readily available, as the Company may reasonably request, to assist it in any litigation regarding or involving the Company, the Employer, their affiliates, subsidiaries, and/or their predecessors or successors, including, but not limited to, the case captioned John K. Howie v. Tellurian Inc. and Tellurian Services LLC, C.A. No. N24C-09-004 SKR (CCLD), in the Superior Court of the State of Delaware, over which Employee has knowledge or information. Such cooperation includes, but is not limited to, (i) giving truthful testimony in any litigation or potential litigation involving the Company, Employer, and/or their affiliates, subsidiaries, and/or their predecessors or successors, (ii) assisting Parent, Employer, or Company’s attorneys in responding to written discovery requests and subpoenas, (iii) communicating and meeting with Parent, Company, or Employer attorneys, whether by telephone or in-person, in order to assist with fact-gathering and provide your truthful recollection of events, (iv) promptly providing Parent, Company, or Employer’s attorneys with evidence in Employee’s possession, custody, or control, and (v) signing declarations, verifications, or affidavits at the request of Parent, Company, or Employer’s attorneys that recount matters of which Employee had knowledge, and assisting Parent, Company, or Employer’s attorneys in drafting said documents. The Company shall coordinate with Employee and use good faith efforts to schedule Employee’s cooperation pursuant to this Section 11 so as not to unduly interfere with Employee’s other personal or professional pursuits. If Employee’s cooperation is requested pursuant to this Section 11, Employee shall be paid an hourly rate of pay equal to $[●]. In addition, the Company shall reimburse Employee for reasonable attorneys’ fees and travel expenses (including lodging and meals), upon Employee’s submission or receipts.

12.          Termination of Employment; Resignation of Officer and Director Positions. The employment relationship between Employee and the Employer terminated on the Separation Date. This Agreement and Release constitutes Employee’s resignation from all officer, director and employee positions with Employer, the Company, and each of their respective subsidiaries and affiliates, in each case effective on the Separation Date. Employee covenants and agrees to take all actions and provide all written notices reasonably requested by the Employer or the Company to carry out the intent of this Section 12.

13.          Severability. Each term and provision of this Agreement and Release shall be considered as severable and divisible from every other term and provision and the invalidity or unenforceability of any one term or provision shall not limit the validity and enforceability, in whole or in part, of any other term or provision hereof.

14.          Future Employment. Employee waives and releases any right to be considered for such employment by the Released Parties and agrees that any refusal of employment in the future shall not constitute discrimination or retaliation by any of the Released Parties. The Released Parties and Employee agree, however, that nothing contained in this Section shall prohibit the Released Parties, in their sole discretion, from hiring Employee in the future although they are under no obligation whatsoever to hire Employee, engage Employee, or consider Employee for employment.

15.          Entire Agreement. The Parties acknowledge that this Agreement and Release constitutes the entire agreement between them with respect to the subject matter herein and supersedes all prior written and oral agreements. This Agreement and Release may not be modified, altered, or changed except by a written agreement signed by both Employee and a duly authorized representative of the Company and the Employer. If any provision of this Agreement and Release is held to be invalid, the remaining provisions shall not be affected.

16.          Governing Law and Venue. This Agreement and Release shall be governed by the laws of the State of Texas. The Parties agree that all legal actions brought by either party under this Agreement and Release shall be brought in a court located in Houston, Harris County, Texas. Accordingly, the Parties consent to the personal jurisdiction of the Courts located in Houston, Harris County, Texas, to the exclusion of any other courts in any other counties, states, or countries.

17.          Waiver of Trial by Jury; Class Actions. THE PARTIES HERETO HEREBY WAIVE THE RIGHT TO A TRIAL BY JURY OR CLASS ACTION TO THE MAXIMUM EXTENT PERMITTED BY LAW.

18.          Notices. All notices to the Company under this Agreement and Release shall be made by Employee in writing to Tellurian Inc., 1201 Louisiana Street, Suite 3100, Houston, TX 77002, Attn: [●], by hand delivery, UPS or similar carrier, or certified mail, or electronic mail to [●]. All notices to Employee under this Agreement and Release shall be made by the Company in writing to Employee’s home address on file with the Company.

19.          Tax Matters. The Company may withhold from any and all amounts payable under this Agreement and Release or otherwise such federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

20.          Section 409A.

(a)	General. The payments and benefits provided hereunder are intended to be exempt from or compliant with the requirements of Section 409A of the Code. Notwithstanding any provision of this Agreement and Release to the contrary, in the event that the Company reasonably determines that any payments or benefits hereunder are not either exempt from or compliant with the requirements of Section 409A of the Code, the Company shall have the right to amend this Agreement and Release or adopt such other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that are necessary or appropriate (i) to preserve the intended tax treatment of the payments and benefits provided hereunder, to preserve the economic benefits with respect to such payments and benefits, and/or (ii) to exempt such payments and benefits from Section 409A of the Code or to comply with the requirements of Section 409A of the Code and thereby avoid the application of penalty taxes thereunder; provided, however, that this Section 20 does not, and shall not be construed so as to, create any obligation on the part of the Company to adopt any such amendments, policies or procedures or to take any other such actions or[, except as provided in Section 20(e),] to indemnify Employee for any failure to do so.

(b)	Exceptions Apply. The Company shall apply the exceptions provided in Treasury Regulation Section 1.409A-1(b)(4), Treasury Regulation Section 1.409A-1(b)(9) and all other applicable exceptions or provisions of Code Section 409A to the payments and benefits provided under Agreement and Release so that, to the maximum extent possible, (i) such payments and benefits are not deemed to be “nonqualified deferred compensation” subject to Code Section 409A, and (ii) such payments and benefits are not subject to the payment delay required by Section 20(c) below. All payments and benefits provided under this Agreement and Release shall be deemed to be separate payments (and any payments made in installments shall be deemed a series of separate payments) for purposes of Code Section 409A.

(c)	Specified Employees. Notwithstanding anything to the contrary in this Agreement and Release, no compensation or benefits that are “nonqualified deferred compensation” subject to Code Section 409A shall be paid to Employee during the 6-month period following the Separation Date to the extent that the Company determines that Employee is a “specified employee” as of the Separation Date and that paying such amounts at the time or times indicated in this Agreement and Release would be a prohibited distribution under Code Section 409A(a)(2)(B)(i). If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such 6-month period (or such earlier date upon which such amount can be paid under Code Section 409A without being subject to such additional taxes, including as a result of Employee’s death), the Company shall pay to Employee a lump-sum amount equal to the cumulative amount that would have otherwise been payable to Employee during such 6-month period.

(d)	Taxable Reimbursements. To the extent that any payments or reimbursements provided to Employee are deemed to constitute “nonqualified deferred compensation” subject to Code Section 409A, such amounts shall be paid or reimbursed reasonably promptly, but not later than December 31 of the year following the year in which the expense was incurred. The amount of any payments or expense reimbursements that constitute compensation in one year shall not affect the amount of payments or expense reimbursements constituting compensation that are eligible for payment or reimbursement in any subsequent year, and Employee’s right to such payments or reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

(e)	[409A Indemnification. Notwithstanding anything herein to the contrary, in the event that amounts payable hereunder in accordance with Section 3 become subject to the additional tax, interest and any penalties under Section 409A of the Code (collectively, “409A additional tax”), then the Company will promptly pay to Employee within five (5) business days of the date such 409A additional tax is remitted to the applicable taxing authority an additional amount (a “409A Indemnification Payment”) such that the net amount Employee retains after paying any 409A additional tax and any federal, state or local income or FICA taxes on such 409A Indemnification Payment shall be equal to the amount Employee would have received if the 409A additional tax were not applicable to the amounts payable hereunder in accordance with Section 3, subject to Employee notifying the Company in accordance with Section 17 and providing the Company substantiation of remittance of such 409A additional tax. In no event shall any amount due to Employee under this Section 20(e) be paid later than the end of Employee’s taxable year following Employee’s taxable year in which such taxes are remitted].

21.            Counterparts. This Agreement and Release may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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Agreed and Accepted:

By:
Date:

Tellurian Inc.

Agreed and Accepted:

By:	[Margie M. Harris][Daniel A. Belhumeur]
Title:
Date:

Tellurian Services LLC

Agreed and Accepted:

By:
Title:
Date:

EXHIBIT A

to the Separation Agreement and General Release

PLEASE DO NOT SIGN THE SEPARATION AGREEMENT AND GENERAL RELEASE PRIOR TO REVIEWING THE INFORMATION PROVIDED IN THIS DOCUMENT.

In accordance with the requirements of the Age Discrimination in Employment Act (“ADEA”) and Older Workers Benefit Protection Act (“OWBPA”), Tellurian Services LLC (the “Employer”) and Tellurian Inc. (the “Company”) are providing you with the following information:

In connection with the closing of the Merger as set forth in that certain Agreement and Plan of Merger with Woodside Energy Holdings (NA) LLC and Woodside Energy (Transitory) Inc. (the date of such closing, the “Closing Date”), certain employees’ positions with the Employer are being eliminated. All Employer employees whose positions are being eliminated immediately after the Closing Date are eligible to participate in the severance package program. In exchange for signing a Separation Agreement and General Release (the “Agreement”), each such employee is being offered severance benefits based on his or her annual Base Salary and Target STI Amount.

All eligible employees will have up to forty-five (45) calendar days to review the terms and conditions of the severance package and sign the Agreement. Employees who sign the Agreement will have up to seven (7) calendar days to revoke their acceptance of its terms. For any employee who signs and does not revoke the Agreement within the seven (7) day revocation period, the Agreement will become effective on the eighth (8th) calendar day after the date the employee signs it.

The decisional unit considered for potential termination includes all employees on the Employer’s Executive Committee. One or more of the following factors were used to determine who would be selected for termination and, therefore, would be eligible to receive a severance package in exchange for signing an Agreement: the ability of employees to absorb overlapping and/or redundant job duties and an evaluation of the employee’s ability to uniquely fulfill the duties of the job.

Listed below are the job titles, along with the ages of Employer employees (by age and job title) who were selected for job elimination and who were not selected for job elimination.

Ages are calculated as of October 1, 2024.

Job Title	Age	# Selected	# Not Selected
President, Tellurian Inc.		1
President, Tellurian Investments		1
EVP, Chief Financial Officer		1
EVP, Chief Administrative Officer		1
EVP, General Counsel, Chief Compliance Officer & Corporate Secretary		1